SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

February 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed February 6, 2024
File No. 333-275956

Dear Ms. Rivera:

We represent Energys Group Ltd. (the “Company” or the “Registrant”) as U.S. counsel. We are filing herewith the Company’s Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares.

The purpose of this letter is to respond to the comment letter dated February 20, 2024 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Amendment 1 of the Company’s Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form F-1 filed February 6, 2024

Cover Page

1.	We note the disclosure that your offering of common shares will be at an “assumed” public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an “assumed” offering price.

Response:

Please note that the assumed offering price of $5.00 per share has been changed in Amendment 2 to a range of $4.00 to $6.00 per share. When a final offering price has been determined, the Registrant will file an Amendment to disclose that price.

U.S. Securities and Exchange Commission
February 26, 2024

Primary Offering Prospectus, page 1

2.	Please revise throughout to clearly disclose the selling shareholder offering that will occur following the IPO and listing on the Nasdaq Capital Market. Add risk factor disclosure regarding the impact the selling shareholder offering may have upon the market price. In addition, please reconcile the statement on page 120 that “any shares sold by the Selling Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at $5.00 per share” with the disclosure on the selling shareholder prospectus cover page that “no sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market.”

Response:

In response to this comment, disclosure has been added to the Prospectus on the cover page and on pages 7, 24 and 120, including an additional risk factor regarding the impact registration of the Resale Shares may have upon the market price of the Ordinary Shares. (Supplementally, please note that the number of Resale Shares has been reduced from 2,350,000 to 2,000,000 shares.)

In addition, the disclosure on the cover page of the Resale Prospectus has been revised to correspond to the disclosure on page 120 of the primary offering prospectus.

Exhibits

3.	We note the addition of the amount of securities and offering price to the cover page. Please revise the exhibits fee table.

Response:

In response to this comment, Exhibit 107, the Fee Table, has been revised to reflect the number of securities being offered and the offering price.

Alternate Page for Resale Prospectus

The Selling Shareholders, page Alt-4

4.	We note that the shares being registered for resale were recently purchased in the private transfers disclosed on page 2. Please revise to disclose the price at which such shares were purchased by the selling shareholders. Please also clarify the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates, including the party from whom the shares were purchased.

Response:

In response to this comment, the Registrant has added disclosure to page Alt-2 of the Resale Prospectus and also to page 2 of the Public Prospectus containing the price paid by each Selling Shareholder for its shares, the identities of the sellers and the nature of any relationship between the Selling Shareholders and the Registrant, its affiliates and the sellers of the shares.

Supplementally, the Registrant notes that Moonglade, which is controlled by Messrs. Cox and Lau, was willing to sell the shares to Majestic Dragon Investment Co. Limited and Vibrant Sound Limited at a discount from the assumed initial public offering price. With respect to the Majestic Dragon sale, registration of the shares for resale would increase the public float and thereby enable the Company to satisfy the listing requirements of the Nasdaq Capital Market. Please also note that Mr. To's sale of shares to Mr. Lee was at the same price that Mr. To paid for the shares.

U.S. Securities and Exchange Commission
February 26, 2024

If you have any questions relating to the Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Technical Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.